January 10, 2006

BY EDGAR AND HAND DELIVERY

Mr. Brian Cascio

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cytyc Corporation

Form 10-K for Fiscal Year Ended December 31, 2004

Filed February 26, 2005

SEC File No. 000-27558

Dear Mr. Cascio:

Set forth below are the responses of Cytyc Corporation (“Cytyc” or the “Company”) to the Staff’s letter of comment, dated December 23, 2005 (the “Comment Letter”), relating to the financial statements and related disclosures in the Company’s Form 10-K for the fiscal year ended December, 31, 2004, Form 8-K dated October 26, 2005, and Form 10-Q for the quarterly period ended September 30, 2005. For convenience of reference, each paragraph below is numbered to correspond to the numbered comment set forth in the Comment Letter.

250 CAMPUS DRIVE • MARLBOROUGH, MA 01752 • TEL: (508) 263-2900 • FAX: (508) 229-2795

Mr. Brian Cascio

January 10, 2006

Form 10-K as of December 31, 2004

Financial Statements, page F-1

Note 4. Acquisition Activity, page F-19

In-Process Research and Development and Developed Technology, page F-19

1.	In view of the significant value allocated to in-process research and development, your accompanying footnote disclosures should be enhanced in future filings. Please disclose the method used to value the projects and state the significant assumptions, such as the period in which material net cash inflows from significant projects are expected to commence, anticipated material changes from historical pricing, margins and expense levels and the risk adjusted discount rate applied to the projects’ cash flows. Describe each individually significant project acquired, indicate the degrees of completion at the acquisition date and disclose the anticipated cost and time of completion.

Response: As suggested by the Staff, we will expand our discussion of the value allocated to in-process research and development, including the methodologies and significant assumptions used to value the project. Specifically we plan to disclose the risk-adjusted discount rate applied to the project’s cash flows, the degree and expected timing of completion, and the status of the acquired project.

We advise the Staff that the $19.1 million allocated to in-process research and development (“IPR&D”) represented the estimated fair value based on risk-adjusted cash flows related to incomplete research and development activities associated with an upgrade to the RF Controller. The RF Controller is one of the two primary components of our NovaSure System. The upgrade to the RF Controller was necessary to replace the existing power supply, a critical component of the RF Controller which was being discontinued by its supplier. As of the acquisition date (March 24, 2004), the upgrade to the RF Controller was under design review, the remaining costs to complete the project were not material and the project was anticipated to be, and actually was, completed in late 2004 with net cash inflows commencing at that time. Since that time, there have been no additional significant, ongoing activities associated with the IPR&D and there were no other significant acquired projects. To value the IPR&D, we utilized a risk-adjusted discount rate of 20%, which was higher than our weighted-average cost of capital due to the relative risk associated with the upgrade project. The cash flow projections we used to value the IPR&D reflected no material change in historical pricing, margins or expense levels specifically associated with this upgrade project and there have been no variations from our underlying projections and assumptions as compared to actual operating results that would have had a material impact on the valuation.

Mr. Brian Cascio

January 10, 2006

2.	Also, until all acquired projects have been completed or discontinued, a discussion of each significant project should be presented in MD&A. Please discuss the status of each project that you acquired, including how actual results have compared to the assumptions underlying your valuation. Material variations from your underlying projections and assumptions should be disclosed and their reasons and potential impact explained in future filings. These disclosures should be provided until the projects are complete or abandoned.

Response: As suggested by the Staff, we will expand our discussion in MD&A to include the status of the project and how actual results have compared to the assumptions underlying our valuation, as described in Response #1.

Form 8-K dated October 26, 2005

3.	We note that you present your non-GAAP measures in the form of statements of income. That format may be confusing to investors as it also reflects several non-GAAP measures, including non-GAAP operating expenses, non-GAAP income from operations, non-GAAP income before provision for income taxes, and non-GAAP net income and income per share amounts, which have not been identified or described to investors. In fact, it appears that management does not use all of these non-GAAP measures but they are shown here as a result of the presentation format. Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K and FAQ 8 Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003 for each non-GAAP measure presented. In addition, you should explain why you believe each measure provides useful information to investors.

•	To eliminate investor confusion, please remove the non-GAAP statements of income format from future filings and only disclose those non-GAAP measures used by management with the appropriate reconciliations.

•	Otherwise, confirm that you will revise your Form 8-K in future periods to provide all the disclosures required by Item 10(e)(1)(i) of Regulation S-K and FAQ 8 for each non-GAAP measure presented in the statement, and provide us with a sample of your proposed disclosure. We may have further comment.

Response: We acknowledge the Staff’s comment and advise the Staff that, to the extent we include non-GAAP measures in earnings releases included in future Form 8-K reports, we will furnish all information required by Item 10(e)(1)(i) of Regulation S-K and FAQ 8 Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Such information will (1) remove the non-GAAP statements of income format and only disclose those non-GAAP measures used by management and (2) include a reconciliation of the directly comparable GAAP measure for each non-GAAP measure presented, along with an explanation of why management believes the measure provides useful information to investors. An example of such modified disclosure would be as follows:

Mr. Brian Cascio

January 10, 2006

Text Disclosure:

“Non–GAAP Information

In addition to disclosing results determined in accordance with generally accepted accounting principles, or GAAP, Cytyc also discloses adjusted or non–GAAP results of operations that exclude certain items. By disclosing this non–GAAP information, management intends to provide investors with additional information to further analyze Cytyc’s performance, core results and underlying trends. In order to better assess operating goals, management utilizes a measure of adjusted net income and adjusted diluted net income per common share on a non–GAAP basis that excludes for the applicable periods (1) a charge, net of tax effects, related to the DEKA Products Limited Partnership arbitration panel decision in the first quarter of 2005 and (2) a charge related to in-process research and development from Cytyc’s acquisition of Novacept in the first quarter of 2004.

Excluded charges are considered to be non-recurring and non-operational in the applicable period. Management believes adjusted net income provides useful supplemental information to management and investors regarding the performance and underlying trends of Cytyc’s business operations and facilitates comparisons to its historical operating results. Management uses this information internally for forecasting, budgeting and evaluating the effectiveness of Cytyc’s operational strategies. Management believes it is important to provide investors with the same metrics used by management to measure core operating performance, which assists investors in analyzing the underlying trends in Cytyc’s business over time.

Non–GAAP information should not be viewed as a substitute for, or superior to, net income or other data prepared in accordance with GAAP as measures of Cytyc’s profitability or liquidity. Users of this financial information should consider the types of events and transactions for which adjustments have been made. See the tables to this press release for a reconciliation of non–GAAP amounts to amounts reported under GAAP.”

Mr. Brian Cascio

January 10, 2006

Table Disclosure (to be presented following the GAAP Statement of Income):

“Cytyc Corporation

Reconciliation of Non-GAAP Measures

(in thousands, except per share data)

	For the Nine Months Ended September 30,
	2005	2004
Net income reconciliation:
Net income, as reported	$80,069	$48,174
Adjustment for arbitration decision charge (1)	4,957	—
Adjustment for acquired in-process research and development charge (2)	—	19,100

Adjusted net income	$85,026	$67,274

Net income per common share reconciliation:
Net income per common share, diluted, as reported	$0.67	$0.42
Adjustment for arbitration decision charge (1)	0.04	—
Adjustment for acquired in-process research and development charge (2)	—	0.16

Adjusted net income per common share, diluted	$0.71	$0.58

Weighted average common and potential common shares outstanding:
Diluted	125,101	120,479

(1)	Charge related to the DEKA Partnership arbitration panel decision in the first quarter of 2005, which was $7.8 million, net of a $2.8 million tax benefit.

(2)	Charge related to in-process research and development from Cytyc’s acquisition of Novacept in the first quarter of 2004.”

Mr. Brian Cascio

January 10, 2006

4.	In addition, we note that you refer to your non-GAAP information as “pro forma” results. The pro forma terminology has very specific meaning in accounting literature, as indicated by Article 11 of Regulation S-X. In future filings, please revise your presentation to omit the pro forma terminology when referring to your non-GAAP information.

Response: We acknowledge the Staff’s comment and inform the Staff that we will not refer to our non-GAAP information as “pro forma” and instead will use the term “adjusted” or other similar term to refer to the non-GAAP information in our earnings release included in future Form 8-K reports.

Form 10-Q for the quarterly period ended September 30, 2005

Item 1. Condensed Consolidated Financial Statements, page 4

Note 2(a) Acquisition of Proxima, page 7

5.	Please tell us and revise future filings to disclose more details of how you valued the assets and liabilities of Proxima and how you determined the values of the intangible assets acquired. Significant assumptions and methodologies should be clearly disclosed.

Response: As suggested by the Staff, we will expand our discussion of how we valued the acquired tangible and intangible net assets of Proxima Therapeutics, Inc., including the methodologies and significant assumptions used. The expanded disclosure will utilize a format consistent with that suggested by the Staff in Comment #1.

We advise the Staff that the projections we used to value the acquired tangible and intangible net assets reflected no material change in historical pricing, margins or expense levels and there have been no variations from our underlying projections and assumptions as compared to actual operating results that would have had a material impact on the valuation. To value the acquired intangible assets, we utilized a risk-adjusted discount rate of 25%, which was higher than our weighted-average cost of capital due to the relative risk inherent with the early-stage of the commercialization of the acquired products. Based on the average life of the acquired patent portfolio, the remaining economic life of the developed technology is expected to be approximately 15 years. As of the acquisition date, development of “next generation” devices was still in a conceptual stage. As such, no future cash flows were attributed to IPR&D.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16

6.	We see on page 24 that you are considering divesting the GliaSite System, but do not see a discussion of this in your MD&A. Tell us and clarify your MD&A in future filings to discuss the status of your decision to keep or divest the GliaSite System and the impact that this could have on your operations. Refer to SEC Release Nos. 33-8350, 34-48960, and FR-72.

Mr. Brian Cascio

January 10, 2006

Response: We acquired Proxima primarily for the MammoSite product. As part of the acquisition, we also acquired the GliaSite product, which utilizes much of the same technology to treat a different type of cancer. At the time of the acquisition, we did not have sufficient knowledge about the GliaSite product to determine whether we would continue to invest in and manage this product or seek a strategic partner. Based on an increased understanding of the GliaSite business since the date of acquisition, we have decided to continue to invest in and manage the GliaSite product. We may choose to seek a strategic partner or to divest the product in the future. The operating results realized from the GliaSite product currently are not material to our consolidated operations and are not expected to be material for the foreseeable future. Based on these facts, we plan to remove the GliaSite risk factor that was included in our 2005 periodic reports filed with the Commission and we do not plan to disclose any financial statement impact in MD&A in future filings unless we expect such financial results would become material.

7.	As a related matter, we see that you may incur a loss if you divest the GliaSite System for an amount less than what you paid for it. Please clarify whether any of the GliaSite System assets are impaired.

Response: As noted in our Response to Comment # 6, we intend to continue to invest in and manage the GliaSite product for the foreseeable future and do not consider the GliaSite System assets to be impaired.

* * * * * * * *

In connection with responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Brian Cascio

January 10, 2006

If you have any questions or would like further information concerning the foregoing, please do not hesitate to contact the undersigned at (508) 263-2900. Thank you for your assistance.

Sincerely,

/s/ Timothy M. Adams
Timothy M. Adams Vice President, Chief Financial Officer and Treasurer